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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

REICH,                  JACK                     E.
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   (Last)               (First)                 (Middle)

c/o AMERICAN COMMUNICATIONS SERVICES, INC., 301 National Business Parkway
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                                    (Street)

Annapolis Junction         MD                  20701
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


12/02/96
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

AMERICAN COMMUNICATIONS SERVICES, INC.
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


       President and Chief Executive Officer - Communications Services Division
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6. If Amendment, Date of Original (Month/Year)

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Stock Option
(right to buy)           +           +               Common Stock          800,000        $9.375         D              -
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Stock Option
(right to buy)           ++          ++              Common Stock          400,000        $9.375         D              -
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
Explanation of Responses:

+ This option vests and becomes exercisable as to 200,000 shares annually commencing December 2, 1997. The reporting person must be employed by the Company in order for the option to vest and become exercisable pursuant to the preceding sentence. Upon a change in control of the Company and, in certain instances, a termination of employment, the option vests and becomes exercisable in its entirety. Once exercisable as to any shares, this option will remain exercisable as to such shares for a period of five years.

++ This option vests and becomes exercisable in its entirety on December 31, 2002; provided that the option will vest and become exercisable annually as to 100,000 shares commencing January 1, 1998 in the event the Company attains certain operating goals. The reporting person must be employed by the Company in order for the option to vest and become exercisable pursuant to the preceding sentence. Upon a change in control of the Company and, in certain instances, a termination of employment, the option vests and becomes exercisable in its entirety.


/s/JACK E. REICH                                            12/8/96
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.